     As filed with the Securities and Exchange Commission on March 30, 2001
                                                    Registration No. 333-57320


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM S-3/A
                                (Amendment No. 1)
                      (Amendment to Form SB-2, as amended,
                           Registration No. 333-31324)


                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                               ESYNCH CORPORATION
--------------------------------------------------------------------------------
                 Delaware                                  87-0461856
          ----------------------                     --------------------
    (State or other jurisdiction                 (I.R.S. Employer I.D. Number)
  of incorporation or organization)

                               15502 Mosher Avenue
                                Tustin, CA 92780
                                 (714) 258-1900
--------------------------------------------------------------------------------
   (Address and telephone number of registrant's principal executive offices)

                                Thomas Hemingway
                             Chief Executive Officer
                               eSynch Corporation
                               15502 Mosher Avenue
                                Tustin, CA 92780
                                 (714) 258-1900
--------------------------------------------------------------------------------
            (Name, Address and telephone number of agent for service)

                                    Copy to:
                             Nicholas J. Yocca, Esq.
                             Yocca Patch & Yocca LLP
           19900 MacArthur Blvd., Suite 650, Irvine, California 92612

         Approximate date of commencement of proposed sale to public: As soon as practicable after the registration statement is declared effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the report is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             CALCULATION OF REGISTRATION FEE



Title of Each                         Proposed Maximum   Proposed Maximum
Class of Securities    Amount Being    Offering Price       Aggregate         Amount of
To Be Registered       Registered(1)  Per Unit/Share(2)   Offering Price   Registration Fee

Common Stock            2,574,336          $0.435           $1,119,836         $279.96
par value $.001,
underlying Preferred
Stock and
Warrants(3)(4)

Common Stock              582,224          $0.435             $253,267          $63.32
par value $.001(3)

Total Registration Fee                                                         $343.28
Registration fee
previously paid                                                                $343.28
Registration fee due with this amendment                                       $   .00


     (1) Does not include 1,558,709 shares of common stock previously registered under its Registration Statement on Form SB-2 (Registration No. 333-31324) for which registration fees of $4,922.06 were previously paid.

     (2) Pursuant to Rule 457 (c), estimated solely for the purpose of calculating the registration fee and based on the average of the high and low prices on the Over-the-Counter bulletin board on March 13, 2001.

     (3) Securities being registered for resale only.

     (4)Shares of common stock which may be offered pursuant to this Registration Statement, which shares are issuable upon conversion of the Series K Convertible Preferred Stock and exercise of the related Warrants. For purposes of estimating the number of shares of common stock to be included in this Registration Statement, the Company calculated 200% of the number of shares of common stock issuable upon conversion of the outstanding Series K Convertible Preferred Stock and the exercise of the Warrants. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of or in respect of the Convertible Preferred Stock and the Warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

================================================================================
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                   Subject to Completion; Dated March 30, 2001


          Up to 4,715,269 shares of common stock, par value $.001 each

                               ESYNCH CORPORATION

         This Prospectus covers up to 4,715,269 shares of common stock, par value $.001 each (the "Shares"), of eSynch Corporation (the "Company") to be sold by certain stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Selling Stockholders may from time to time sell all or a part of the Shares at prices then prevailing in the market or at negotiated prices. See "Plan of Distribution." None of the proceeds from the sale of the Shares will be received by the Company.

         The Selling Stockholders acquired the Shares in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). Consequently, upon any sale of the Shares, a Selling Stockholder, brokers executing sales on behalf of a Selling Stockholder and dealers to whom the Shares may be sold may, under certain circumstances, be considered "underwriters" within the meaning of Section 2(11) of the Securities Act.


         The Company's common stock is traded on the Over-the-Counter Bulletin Board under the symbol "ESYN." On March 29, 2001, the closing price for the common stock was $0.34 per share.


             SEE "RISK FACTORS AND CAUTIONARY STATEMENTS" BEGINNING
       AT PAGE 5 HEREOF FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY
                       PROSPECTIVE PURCHASERS OF THE SHARES.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THE OFFERING CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING BY THE SELLING STOCKHOLDERS OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

               The date of this prospectus is March ___, 2001

                                TABLE OF CONTENTS

SUMMARY INFORMATION . . . . . . . . . . . . . . . . . . . . . . .  3

THE COMPANY'S BUSINESS  . . . . . . . . . . . . . . . . . . . . .  4

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .  5

FORWARD LOOKING AND CAUTIONARY STATEMENT  . . . . . . . . . . . . 13

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . 14

SELLING STOCKHOLDERS. . . . . . . . . . . . . . . . . . . . . . . 15

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . . 17

DESCRIPTION OF SECURED CONVERTIBLE DEBENTURES . . . . . . . . . . 19

DESCRIPTION OF CAPITAL STOCK. . . . . . . . . . . . . . . . . . . 20

INTERESTS OF NAMED EXPERTS AND COUNSEL. . . . . . . . . . . . . . 29

MATERIAL CHANGES AND SUBSEQUENT EVENTS  . . . . . . . . . . . . . 30

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . 31

DISCLOSURE OF COMMISSION POSITION ON
         INDEMNIFICATION FOR SECURITIES ACT LIABILITIES . . . . . 33


                               SUMMARY INFORMATION

Please read this prospectus carefully. We have not authorized anyone to provide you with any information except the information contained in this prospectus. You must not rely on any unauthorized information.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful.

In this prospectus, "eSynch," "we," "us, "our" and the "Company" refer to eSynch Corporation and subsidiaries.

                                  THE OFFERING

Common stock offered                   up to 4,715,269 shares (1)

Use of Proceeds:                       The proceeds from the sale
                                       of each Selling Stockholder's
                                       Common Stock will belong to the
                                       Selling Stockholder.  The Company
                                       will not receive any of the proceeds,
                                       except any amount thereof paid to the
                                       Company by Selling Stockholders as
                                       the exercise price of warrants.

Trading Symbol                         ESYN

Trading Market                         Over-the-Counter Bulletin Board (OTCBB)

(1) The total amount registered includes 4,088,618 shares of Common Stock for sale by certain of the Selling Stockholders. This amount is equal to shares previously issued plus 200% of the number of shares of Common Stock currently issuable to the Selling Stockholders upon their conversion of shares of preferred stock and their exercise of warrants. We are required to register this amount of shares by agreement with these Selling Stockholders.

                             THE COMPANY'S BUSINESS

            The Company's business model is to provide advanced Internet streaming media products and services to dealers, value-added resellers and web designers. The Company also markets and distributes software utility products to consumers over the Internet.

            In January, 2001, the Company entered into a letter of intent with Streamedia Communications, Inc. ("Streamedia"). According to the terms of the letter of intent, the Company will become a wholly-owned subsidiary of Streamedia. Streamedia provides streaming media products and services that are complementary to those offered by the Company. The merger is subject to certain conditions and there can be no assurance that it will be consummated.

            The Company may be contacted at:

                   eSynch Corporation
                   15502 Mosher Avenue
                   Tustin, CA 92780
                   telephone: (714) 258-1900

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware that there are various risks, including those described below. Additional risks, and uncertainties not presently known to us or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the shares of our common stock that you purchase could decline in value and you may lose all or part of your investment. You should consider carefully these risk factors before you decide to purchase our shares.

WE HAVE ENTERED INTO A LETTER OF INTENT TO MERGE WITH STREAMEDIA

         The Company recently entered into a Letter of Intent for a Planned Merger with Streamedia Communications, Inc. The Company and Streamedia will file disclosure information with the SEC. The information will be made available by the Company. Copies can be obtained from the SEC when available.

         No definitive agreement has been signed by either company, and the merger is subject to a number of conditions which, if not met, might stop the merger from being consummated. Such possible conditions include market price fluctuations, Nasdaq proceedings, and SEC proceedings.

         Additionally, the merger agreement includes certain risk factors. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from a merger include those associated with:

     *    unexpected losses of key employees or customers of either company;

     * conforming the two companies' standards, processes, procedures and controls;

     *    coordinating new product and process development;

     *    hiring additional management and other critical personnel;

     * increasing the scope, geographic diversity and complexity of our operations;

     * difficulties in consolidating facilities and transferring processes and know-how;

     * other difficulties in the assimilation of acquired operations, technologies or products;

     *    diversion of management's attention from other business concerns; and

     *    adverse effects on existing business relationships with customers.

         The risks and uncertainties concerning consummating the planned merger could adversely affect the proposed combination.

         The potential combination would result in changes to the Company, its prospects, its management, control people, assets, liabilities, and other material factors. Risks and uncertainties that have historically or could potentially affect Streamedia, could thereafter, if a transaction is completed, affect the Company or its shareholders as well. Even if the transaction is not consummated, stock market price volatility and events that may affect or have affected Streamedia could or may affect the Company as well.

         Until definitive agreements are signed, the exact terms of a combination are indeterminate. Readers are cautioned against drawing any inference from an increase in stock price of Streamedia that seems to correspond to an increase in the stock price of the Company at any time based on an association between the two stocks because the terms of the transaction are indeterminable until they have been agreed upon and fully disclosed in all applicable required regulatory filings.

         No assurances are intended that the transaction will be consummated or that the transaction if consummated will result in actual cost savings, synergies or improvements.

WE HAVE A LIMITED OPERATING HISTORY AND REVENUES HAVE BEEN MINIMAL TO DATE

         To date we have generated only minimal revenues. As a result, we have not yet generated cash from operations and have had to rely on proceeds from sales of our shares to fund our operations. Also we have only a limited operating history on which our business can be evaluated and our business must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development that are entering into new and rapidly evolving markets. These risks include the following:

   * The limited resources that we have to compete with more established competitors who have greater brand name recognition and greater resources.

   * The need to raise additional capital to sustain operations and the absence of any assurance that such financing will be obtainable, when needed, on acceptable terms, if at all.

   * The need to establish alliances or partnerships with established companies.

   * The need to develop brand name recognition and to continually strengthen customer loyalty and satisfaction.

   *  Uncertainty as to our business model.

   *  Anticipated continued losses from operations.

   *  The difficulties of managing growth.

   * The difficulties of anticipating and adapting to technological, market and other changes.

   * The difficulties of attracting, integrating and motivating qualified personnel.

         We must, among other things, successfully implement and execute our business and strategy, continue to develop and upgrade our technology, enhance our services and products to meet the needs of a changing market, and provide superior customer service.

OUR FUTURE OPERATING RESULTS ARE UNPREDICTABLE

         Our operating results are unpredictable and we expect them to fluctuate in the future due to a number of factors, many of which are outside our control. These factors include:

   * The ability of competitors to provide services and products that are competitive with our own.

   * Competition from larger companies with greater brand name recognition or greater financial, marketing or management resources than those available to us.

   *  Adverse changes in consumer trends or general economic conditions.

   *  Our ability to keep pace with technological developments.

         As a strategic response to changes in the competitive environment, we may from time to time make certain decisions that temporarily harm our business. As a result, our operating results at times may be below expectations. If this happens, it is likely that the value of our common stock would decline.

WE NEED ADDITIONAL CAPITAL

         Our business model indicates that it is likely that we will incur operating losses over the next several months. As a result of those losses and the funds needed for managing acquisitions, working capital and infrastructure development, we anticipate that we will have to raise substantial additional capital to sustain us during this period. We may not be able to obtain the financing that our business requires. Even if we can obtain financing when it is needed, it may not be on favorable terms. In addition, a financing could have the effect of reducing the percentage of our shares owned by our existing stockholders, including investors purchasing shares in this offering. A financing could have the additional effect of diluting or reducing the value of the outstanding shares. We may sell shares or grant options or warrants to buy shares at prices lower than the prevailing value of your shares.

MANAGEMENT OWNS A CONTROLLING INTEREST IN THE COMPANY

         Our officers and directors currently own or control a substantial majority of our outstanding common stock. If they act in concert, they will continue to be able to exercise voting control over the Company for the foreseeable future and will be able to elect the entire Board of Directors and generally determine our management policy. Also, this management control could prevent, or make more difficult, a sale of the Company.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OPERATIONS

         Thomas Hemingway and others play a key role in our operations and in the further development of our business. The loss of the services of any of them could adversely impact our business and chances for success.

A FAILURE TO ATTRACT KEY PERSONNEL COULD ADVERSELY AFFECT OUR PLANS

         Our performance also will greatly depend on our ability to hire, train, retain and motivate additional officers and other key employees. However, competition for highly skilled managerial, technical, marketing and customer service personnel is intense. We may not be able to successfully attract, integrate or retain sufficiently qualified personnel and, in that event, our business could suffer.

WE FACE COMPETITION IN THE MARKETS WE SERVE

         There is intense competition among companies selling services and products on the Internet. Increased competition is likely to bring both strong price and quality competition. As a result, in order to remain competitive, we might have to make additional expenditures on research and development, marketing, and customer service or reduce our pricing, or both, which would adversely affect our ability to achieve and maintain profitability.

         There are several other companies involved in media and digital distribution channels that have far greater financial and management resources and greater name brand recognition than we have. Their competition could make it difficult for us to attract new and retain existing users of our services.

THERE IS A SPORADIC TRADING MARKET FOR OUR COMMON STOCK

         The public market for our common stock is sporadic. After this offering, you may not be able to resell your shares at or above the price you paid due to a number of factors, including:

   *  actual or anticipated fluctuations in our operating results.

   *  changes in expectations as to our future financial performance.
   *  availability of additional shares of common stock for public sale.

   *  changes in securities analysts' financial estimates.

   * the operating and stock price performance of our competitors and other comparable companies.

VOLATILITY AND STOCK MARKET RISK

         In addition, the stock market in general, and the stocks of web-based businesses in particular, have experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

A LARGE AMOUNT OF SHARES WILL BECOME AVAILABLE FOR FUTURE SALE

         We expect the trading price of our common stock to fluctuate depending on the supply of our shares in the public market. We estimate that the amount of our shares traded publicly has not been more than 5,500,000. That represents less than 33% of the number of shares that are outstanding on a fully diluted basis. Many of the other shares that are outstanding or issuable are, or will within the next 6 months become, available for sale in the public market. Rule 144, this offering, and our registration of shares under the 1999 Stock Incentive Plan or other options will result in a large number of shares being available for public sale as compared with the number of shares historically traded. A large supply of shares, unless met by an equal or greater demand, could result in lower trading prices.

SALES BY THE SELLING STOCKHOLDERS COULD DEPRESS OUR STOCK PRICE

         The availability of shares and trading prices may fluctuate based upon factors other than the intrinsic value of our stock. The Selling Stockholders may act independently of each other and cause confusion in the market. The Selling Stockholders have not informed us of an intention to sell shares through underwriters and may sell through ordinary broker transactions.

         Purchasers of common stock in this offering may be affected by subsequent sales by the Selling Stockholders. Because the conversion rate of the Series K Convertible Preferred will increase when the share price of the common stock is lower, the holders of Series K Preferred Stock may elect to convert at times when it is disadvantageous to holders of common stock.

         As of March 13, 2001, 51.5 shares of Series K Convertible Preferred Stock were issued and outstanding. The Series K Convertible Preferred shares are convertible into such number of shares of common stock as is determined by dividing the principal amount thereof by the then current conversion price. If converted on March 13, 2001, the Series K Convertible Preferred Stock would have been convertible into approximately 1,377,005 shares of common stock, but this number of shares could prove to be significantly greater in the event of a decrease in the trading price of the common stock. Purchasers of common stock could therefore experience substantial dilution of their investment upon conversion of the Series K Convertible Preferred Stock. The Series K Convertible Preferred Stock is not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The shares of common stock into which the Series K Convertible Preferred Stock may be converted are being registered pursuant to this registration statement.

         As of March 13, 2001, Warrants to purchase 150,000 shares of common stock issued to the purchasers of the Series K Convertible Preferred Stock were outstanding. These Warrants are exercisable over the next four years at prices from $6.47 to $12.36, which prices may be adjusted from time to time under certain antidilution provisions. The shares of common stock issuable upon exercise of these Warrants are being registered pursuant to this registration statement.

         As of March 13, 2001, 30,762,147 shares of common stock were reserved for issuance upon exercise of our outstanding preferred stock, convertible debentures, warrants and options other than those issued in connection with the Series K Preferred Stock, and an additional 3,054,010 shares of common stock were reserved for issuance upon conversion of the Series K Preferred Stock and exercise of the Warrants issued in connection with the Series K Preferred Stock. At March 13, 2001, there were 16,412,077 shares of common stock outstanding. Of these outstanding shares, approximately 9,400,000 were freely tradeable without restriction under the Securities Act unless held by affiliates.

FUTURE ISSUANCES OF STOCK COULD ADVERSELY AFFECT HOLDERS OF COMMON STOCK

         The Board of Directors is authorized to issue additional shares of preferred stock without approval from holders of common stock. Preferred stock can have rights and preferences, as may be determined by the Board of Directors, which are senior to the common stock. The Board of Directors is authorized to issue additional shares of common stock without approval from holders of common stock. Additional common stock may be issued or reserved for issuance on terms and at prices as may be determined by the Board of Directors. Among other things, such authority may make it more difficult for a person to acquire the Company. In turn, this may make it less likely that holders of common stock will receive a premium price for their shares.

WE RUN A RISK OF SYSTEM CAPACITY CONSTRAINTS AND SYSTEM FAILURE

         We are largely dependent upon our communications and computer hardware and software. A high volume of traffic and transactions on our servers could exceed their capacity. If our digital content were to load slowly, customer may be driven away. Based on our experience and the experience of other e-commerce companies, we anticipate that we will experience periodic system interruptions in the future. Any system interruptions that result in the unavailability of our service or in reduced customer activity could lead our users to seek out our competitors. In such an event, we might have to incur additional marketing costs to get our customers to return to our servers. Also our systems are vulnerable to damage from earthquake, fire, flood, power loss, telecommunication failure, break-in and similar catastrophic events. A substantial interruption in the operability of these systems would harm our business. We also do not have any business interruption insurance that would compensate us for any resulting losses we might incur.

OUR INTERNET BUSINESS IS VULNERABLE TO THIRD PARTY MISCONDUCT

         Despite our implementation of network and firewall security, our servers are vulnerable to computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, and losses of data. The occurrence of any of these risks could harm our business.

WE RELY ON TRADE SECRET PROTECTION TO PROTECT SOME OF OUR RIGHTS

         To date we have relied to a significant degree on trade secret laws and technical measures to establish and protect our proprietary rights. Secrecy, copyrights and other methods to protect our intellectual property rights may prove to be ineffective or inadequate to prevent imitation of our services or products or to prevent others from claiming violations of their proprietary rights by us. In addition, others may assert rights in our proprietary rights. Our customer lists are also of great value to our business, and if a competitor acquired these lists, it could harm our business.

WE WILL DEPEND ON ACCEPTANCE OF OUR BRAND NAMES

         We believe that the development of brand name recognition is critical to the success of most businesses, including our own, particularly with the recent and growing increase in the number of companies that are conducting business on the Internet. Development and awareness of the Company brand name will depend largely on our success in increasing our customer base and strategic relationships. If consumers do not perceive us as offering a desirable way to access digital content and software or other e-commerce companies do not perceive us as an effective marketing and sales channel for their products or services, we would be unsuccessful in promoting our brand name.

WE NEED TO PROTECT OUR BUSINESS NAMES

         We have only recently commenced a program designed to obtain trademark registrations for our software and our business names and service mark registrations for our service names. We may be unable to obtain such protections. Registrations or other protections of names may prove to be inadequate to prevent imitation of our names or to prevent others from claiming violations of their trademarks and service marks by us. In addition, others may assert rights in our trademarks and service marks.

WE COULD FACE LIABILITY FOR MATERIALS DISSEMINATED THROUGH THE INTERNET

         The law relating to the liability of Internet service companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against Internet service companies under both U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet auctions and other services. This could increase our cost of doing business or otherwise harm our business.

OUR EVOLVING BUSINESS PLAN MAY CHANGE

         We intend to continue to develop our business plan and to explore opportunities to expand the breadth and depth of our products and services. Changes in how business is generally conducted could prevent us from achieving our business objectives. Financially more powerful providers that offer competitive services or products could also prevent us from achieving our business objectives.

CLAIMS AND LEGAL PROCEEDINGS

         On May 18, 1999, a complaint was filed against the Company in the Sonoma County Superior Court, State of California. The complaint alleged that we owed, based on a theory of successor liability, $84,801.40 for damages resulting from a lease between the plaintiff and SoftKat, Inc., and a judgment obtained against SoftKat for unpaid rent. We filed an answer denying that we were obligated to pay any of these claims and we opposed any attempt to impose successor liability. At trial, the court rendered a judgment, subject to appeal, in favor of eSynch. The appeal period has not yet expired.

         In September, 1999, a lawsuit was filed by C-Group in United States District Court, District of Maryland, against Intermark seeking $99,110 for goods that were claimed to be purchased by Intermark. In October, 1999, the plaintiff amended the complaint and reduced the amount it is seeking to $81,326. Discovery proceedings are currently underway and the Company intends to vigorously defend its position.

         The Company had been named as a defendant in a lawsuit filed in March 2000, by Trautman Wasserman & Co., Inc. in United States District Court, Southern District of New York, claiming damages for a breach of an investment banking agreement. In November, 2000, a written agreement of settlement was reached under which the Company issued the adverse party a warrant to purchase 150,000 shares of the Company's common stock.

         In June 2000, the Company was named as a co-defendant along with its landlord, Bixby Land Company, in a lawsuit filed by Terry Murphy, a former employee, in California Superior Court, County of Orange, claiming unspecified damages resulting from an accident that occurred at the Company's leased offices. Subsequently, Bixby filed a cross-complaint against the Company related to the lawsuit seeking indemnity, equitable contribution and declaratory relief. The Company`s insurance carriers are defending the claims against the Company.

         On January 11, 2001, the Company was named as defendant in a lawsuit filed by Post Modern Edit, LLC, in California Superior Court, County of Los

Angeles, seeking damages of not less than $50,000 for breach of a confidentiality agreement, breach of contract, and other claims related to a proposed but unconsummated acquisition by the Company of Post Modern Edit. The Company's outside litigation counsel is reviewing the lawsuit and an appropriate response will be timely filed.

         NBC/Quokka Ventures is claiming an amount due of $500,000 in connection with a business arrangement involving collaborative efforts related to NBC's broadcasting of the 2000 Summer Olympic Games in Sydney, Australia. The Company believes the claim to be without merit and will vigorously defend its position should the matter proceed to litigation.

         Benjamin Brooks, dba 3B Software, has claimed that the Company's Ram Optimizer product infringes upon his/its proprietary software product based upon discussions held under a non-disclosure agreement. The Company believes, will vigorously defend should legal action be initiated, and has notified the claimant, that Ram Optimizer violates no rights of others. The Company has not received a response to its latest communication.

         A former distributor, MicroBasic GmbH, has asserted a claim for approximately $72,000 in connection with customer returns and excess inventory for goods nationalized and manufactured by the distributor under a republishing agreement for Kissco products. The Company believes the claim to be without merit and will vigorously defend its position should the matter proceed to litigation.

ADDITIONAL RISKS

         In addition to matters affecting the Company's industry generally, factors which could cause actual results to differ from expectations include, but are not limited to (i) sales of the Company's products which may not rise to the level of profitability; (ii) due to the rapidly changing and intensely competitive nature of the industry, competitors may introduce new products with significant competitive advantages over the Company's products; (iii) the Company may not have sufficient resources, including any future financing it is able to obtain, to sustain marketing and other operations; (iv) the Company may be unable to attract and retain sufficient management and technical expertise, or may lose key employees; (v) the Company's contractual or legal efforts to protect its confidential information or intellectual property may be inadequate or ineffective to provide protection, and the Company may be unable financially to pursue legal remedies that may be available; (vi) the Company's selection, due diligence, execution, and integration of acquisitions may not prove effective or reasonable; (vii) the Company may suffer in material respects from the direct or indirect effects of hackers on public utilities, telecommunications networks, customers, vendors, service providers, web site hosting services, and the economy or financial markets generally; (viii) the Company may suffer from other technical or communications problems, such as power outages, system failures, system crashes, or sabotage; and (ix) the Company may be subjected to unknown or unanticipated risks and uncertainties, or be unable to assess or address risks and uncertainties.

                    FORWARD-LOOKING AND CAUTIONARY STATEMENTS

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and such forward-looking statements are subject to the safe harbors created thereby. For this purpose, any statements contained in this prospectus except for historical information may be deemed to be forward-looking statements. Also, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to help you identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

   *  Our expectations about the marketplace and consumer acceptance.
   *  Our marketing and sales plans.
   * Our expectations regarding the growth of our business and success of our business model.
   *  Our ability to introduce new services and products and improve technology.
   *  The success of our technology.

         These statements are not guarantees of future performance. Future performance is subject to risks, uncertainties and assumptions that are difficult to predict and may be beyond our control. Therefore, our actual results could differ materially from anticipated results. These risks and uncertainties include those noted in "Risk Factors" above.

         We do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus for any reason, even if new information becomes available or other events occur in the future.

                                 USE OF PROCEEDS

         The proceeds from the sale of each Selling Stockholder's common stock will belong to the Selling Stockholder. The Company will not receive any of the proceeds from such sales of the common stock, except any amount thereof paid by Selling Stockholders to the Company in payment of the exercise price of Warrants. The shares of common stock that may be sold in this offering include some shares that may be purchased by Selling Stockholders upon exercise of Warrants that they hold.

                              SELLING STOCKHOLDERS


                                          SHARES BENEFICIALLY OWNED

                                             AS OF THE DATE HEREOF        AFTER THE OFFERING
                                       SERIES K PREFERRED     COMMON(1)   PREFERRED COMMON(1)
                                       ------------------ --------------- --------- ---------
  NAME OF SELLING STOCKHOLDER          NUMBER   PERCENT    NUMBER   PERCENT   NUMBER  NUMBER
---------------------------------      ------   -------   --------- -------   ------  ------
Lightline Limited(2)                    30        58.3%   1,649,278   9.1%     (17)    (17)
Intercoastal Holdings LLC(3)            12.5      24.3%     668,449   3.9%     (17)    (17)
Acqua Wellington Small Cap
  Value Fund(4)                          9        17.5%     732,392   4.3%     (17)    (17)
Roseworth Group Limited(5)               0         0.0%     638,060   3.7%     (17)    (17)
Dandee Ltd.(6)                           0         0.0%     266,688   1.6%     (17)    (17)
Tonga Partners, L.P.(7)                  0         0.0%     133,750   0.8%     (17)    (17)
Max Capital Holdings. Inc.(8)            0         0.0%     255,230   1.5%     (17)    (17)
EIA Partners, Inc.(9)                    0         0.0%     127,423   0.8%     (17)    (17)
Ronald E. O'Connor(10)                   0         0.0%      75,000   0.5%     (17)    (17)
G & G Marketing(11)                      0         0.0%      56,000   0.3%     (17)    (17)
Newport Capital Holdings Inc.            0         0.0%      53,571   0.3%     (17)    (17)
John Bergeon(13)                         0         0.0%      25,000   0.2%     (17)    (17)
Michael E. Johnson(14)                   0         0.0%      19,427   0.1%     (17)    (17)
Leonard May(15)                          0         0.0%      15,000   0.1%     (17)    (17)

Total (selling security holders
combined)(17)                           51.5     100.0%   4,715,269  22.3%(16) (17)    (17)


------------

(1) Beneficial ownership of Common Stock for purposes of this table is calculated based on the number of shares of Common Stock previously issued or issuable upon conversion of Series K Preferred Stock (assuming a conversion price of $0.374 as of the date hereof), and exercise of all of the warrants. However, the terms of the Series K Preferred Stock will not permit the conversion of Series K Preferred Stock by a Selling Stockholder if it and its affiliates would thereby own more than 4.99% of the outstanding Common Stock. The Series K conversion price was initially equal to $3.50, subject to adjustment (see "Description of Securities-Preferred Stock-Series K Preferred Stock").

(2) Address: P.O. Box 146, Road Town, Tortola, British Virgin Islands. Includes 45,000 shares issuable upon exercise of warrants.

(3)  Address: 760 US Highway One - Suite 206, North Palm Beach, FL 33408.

(4) Address: c/o MeesPierson Fund Services (Bahamas) Ltd., Montague Sterling Centre, East Bay Street, P.O. Box SS-6238, Nassau, Bahamas. Includes 75,000 Shares issuable upon exercise of warrants.

(5)  Address: c/o Beacon Capital Management, Harbour House, 2nd Floor,
     Road Town, Tortola, British Virgin Islands. Includes 45,000 shares issuable upon exercise of warrants.

(6) Address: Gretton Secretarial Services Ltd., Attn: Director. Includes 90,000 shares issuable upon exercise of warrants.

 (Footnotes continue on next page)

(Footnotes continued)

(7) Address: 600 California Street, 14th Floor, San Francisco, CA. 94108. Includes 45,000 shares issuable upon exercise of warrants.

(8)  Address: 809 East Palmetto Park Rd., Boca Raton, FL 33432

(9)  Address: 1900 Corporate Blvd., Suite 305W, Boca Raton, FL 33431

(10) Address: 1550 Rimpau Avenue, Unit 158, Corona, CA 92881

(11) Address: 927 S. Barton Ct., Anaheim, CA 92080

(12) Address: 4695 MacArthur Court, 11th Floor, Newport Beach, CA 92660

(13) Address: 486 Lincoln Rd, Stamford, VT 05352

(14) Address: 19200 Von Karman Ave, Irvine, CA 92612.

(15) Address: 8 Wagon Lane, Cherry Hill, NJ 08002

(16) A total of 150,000 shares are issuable upon exercise of warrants and 1,377,005 shares are issuable upon conversion of preferred stock. This would aggregately represent 9.3% beneficial ownership. Under the terms of the Series K Preferred Stock, the selling security holders cannot convert shares of Series K Preferred Stock to the extent that a holder and its affiliates would then own more than 4.99% of the outstanding Common Stock. The selling security holders disclaim beneficial ownership of any shares issuable upon conversion to the extent that any holder and its affiliates would then own more than 4.99% of the outstanding Common Stock.

(17) Selling security holders may offer any or all of the shares of Common Stock from time to time. The selling security holders are not required to sell any or all of the shares of Common Stock. They may retain the Common Stock indefinitely.

                              PLAN OF DISTRIBUTION

         The shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions:

         * on the Over-the-Counter Bulletin Board or on such other market on which the common stock may from time to time be trading;

         *    in privately-negotiated transactions;

         *    through the writing of options on the shares;

         *    short sales; or

         *    any combination thereof.

The sale price to the public may be:

         *    the market price prevailing at the time of sale;

         *    a price related to such prevailing market price;

         *    at negotiated prices; or

         * such other price as the Selling Stockholders determine from time to time.

         The shares may also be sold pursuant to Rule 144. The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

         The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The Selling Stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

         The Selling Stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No Selling Stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a Selling

Stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

         The Selling Stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

         We have agreed to indemnify the Selling Stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

                  DESCRIPTION OF SECURED CONVERTIBLE DEBENTURES

         The Secured Convertible Debentures were first issued in December 2000 with an original face value of $500,000 with a total of up to $1,000,000 authorized by the Board of Directors. On March 13, 2001 a principal amount of $400,000 remained outstanding. The Secured Convertible Debentures pay interest quarterly at the rate of eight percent (8%) per annum with maturity in three years from issue and are secured by the assets of the Company. At any time prior to the maturity date, the Secured Convertible Debentures are convertible into common stock at the lesser of (a) the three lowest closing bid prices in the twenty trading-day period prior to conversion, discounted 22%, and (b) $1.375.

         The holders of the Secured Convertible Debentures are entitled to receive at least 15 days, but not more than 30 days, notice of the record date of a special stockholders meeting to approve a merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event or sale of assets. The holders of the Secured Convertible Debentures shall maintain their relative rights, preferences and privileges.

         The holders of the Secured Convertible Debentures are not entitled to vote in the election of directors and have no rights as common shareholders until a notice of conversion has been submitted.

         The conversion price is also subject to ordinary adjustments to prevent dilution. Cash is payable in lieu of issuing any fractional shares upon conversion. The terms of the Convertible Debentures will not permit the conversion of a Secured Convertible Debenture or the exercise of the related Warrants by a Selling Stockholder if it and its affiliates would thereby own more than 19.99% of the outstanding common stock on the first issuance of the Secured Convertible Debenture, a total of 2,868,899 shares.

         The Company may redeem the Secured Convertible Debentures on ten days written notice to the holders of the Secured Convertible Debenture and payment in an amount equal to 120% of the principal, plus cumulated interest and penalties.

         If the Company is in default of one or more provisions, or in other defined events, the majority in interest of the holders of the Secured Convertible Debentures may demand the immediate redemption of all Secured Convertible Debentures at 120% of the principal, plus cumulated interest and penalties.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING STOCK

         The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $.001 par value, and 1,000,000 shares of Preferred Stock, $.001 par value of which 275 shares of the Preferred Stock are designated as Series J Convertible Preferred Stock, 250 shares are designated as Series K Convertible Preferred Stock, 220 shares are designated as Series M Convertible Preferred Stock.

         As of March 13, 2001, there were 16,412,077 shares of common stock outstanding, which were held by approximately 450 stockholders of record and held by approximately 1,500 stockholders beneficially. At the same date, there were 82.5 shares of Series J Convertible Preferred Stock outstanding, 51.5 shares of Series K Convertible Preferred Stock outstanding, and 192.9 shares of Series M Convertible Preferred Stock outstanding. (See "Preferred Stock," below.)

         The Company previously issued Series A, Series C, Series D, Series E, Series F, Series G, Series H, Series I, and Series L Preferred shares, none of which remain outstanding.

COMMON STOCK

         Subject to legal and contractual restrictions on payment of dividends, the holders of common stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to receive all of the remaining assets of the Company available for distribution to its stockholders after satisfaction of all its liabilities and the preferences on Preferred Stock. Holders of our common stock do not have any preemptive, conversion or redemption rights and there are no sinking fund provisions applicable to our common stock.

         Record holders of our common stock are entitled to vote at all meetings of stockholders and at those meetings are entitled to cast one vote for each share of record that they own on all matters on which stockholders may vote. Stockholders do not presently have cumulative voting rights in the election of the Company's directors. As a result, the holders of a plurality of the outstanding shares can elect all of the directors of the Company, and the holders of the remaining shares are not able to elect any of the Company's directors.

         All outstanding shares of common stock are fully paid and nonassessable, and all shares of common stock to be offered and sold in this offering will be fully paid and nonassessable.

COMMON STOCK OPTIONS

         The Company has a 1999 Stock Incentive Plan under which 3,000,000 shares of common stock have been reserved for grants under the plan. The grants may be in the form of options, stock purchase rights or stock grants. The Board of Directors, or a committee designated by the Board of Directors, has discretion to determine the terms of the grants and the recipients of grants.

         Options can be issued with an option term of up to ten years. Options and restricted stock may be subject to vesting restrictions. Vesting may be either (a) over a period of time, (b) immediately upon grant, (c) upon the occurrence of certain events, (d) upon attainment of performance goals, or (e) a combination of any of these.

         At March 13, 2001, there were outstanding options to purchase 2,190,000 shares of common stock under the 1999 Stock Incentive Plan and outstanding options to purchase another 1,383,305 shares of common stock, approximately, outside the plan.

PREFERRED STOCK

         The Board of Directors has the authority, without further action by the stockholders, to issue the authorized and unissued shares of preferred stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. This provision may be deemed to have a potential anti-takeover effect, and the issuance of preferred stock in accordance with such provision may delay or prevent a change of control of the Company.

SERIES J CONVERTIBLE PREFERRED STOCK

         The Series J Convertible Preferred Stock was issued for an original issue price of $10,000 per share.

         The holders of Series J Convertible Preferred Stock are entitled to dividends at the rate of 7% per year. The dividends are not required to be paid until conversion or redemption of the shares or an acquisition of the Company; however unpaid dividends will cumulate. We have the option of paying the dividends either in cash or in our common stock (in the latter case, based on the conversion price then in effect).

         The holders of Series J Convertible Preferred Stock are entitled to a preference in the event the Company is liquidated. That preference is $10,000 per share, plus cumulated and unpaid dividends. The Series J Convertible Preferred Stock, the Series K Convertible Preferred Stock, and the Series L Convertible Preferred Stock are on parity as to liquidation preferences but junior to the Secured Convertible Debentures. Any and all of the remaining assets could be distributed to holders of junior securities (e.g., other shares of preferred stock or common stock), in order of seniority.

         We must give holders of Series J Convertible Preferred Stock 45 days' notice prior to a merger or acquisition of the Company. Such a transaction can only be effected if the holders of the Series J Convertible Preferred Stock maintain their relative rights, preferences and privileges. A transaction that is inconsistent with this provision is prohibited.

         Holders of Series J Convertible Preferred Stock are not entitled to vote in the election of directors. The vote of holders of three-fourths of the Series J Convertible Preferred Stock outstanding is required, however, to reclassify any of our outstanding securities (e.g., a stock split), to make a distribution with respect to any stock that is junior to the Series J Convertible Preferred Stock (e.g., any dividend to holders of common stock), or to authorize any securities senior to the Series J Convertible Preferred Stock.

         The Series J Convertible Preferred Stock became convertible into common stock on January 28, 2000. The terms of the Series J Convertible Preferred Stock will not permit the conversion of Series J Convertible Preferred Stock by a Selling Stockholder if it and its affiliates would thereby own more than 4.99% of the outstanding common stock.

         The Series J conversion price was initially equal to $3.50, subject to adjustment. The conversion price of Series J Convertible Preferred Stock was subject to a floor price of $3.50 until January 28, 2000. At the $3.50 price, the number of shares of common stock issuable upon conversion of one share of Series J Convertible Preferred Stock would be equal to $10,000.00 plus accrued and unpaid dividends divided by $3.50.

         After January 28, 2000, the conversion price became the lower of $3.50 or 80% of the average of the six lowest closing bid prices in the twenty trading-day period ending on the day before conversion.

         For illustration, the shares of Series J Convertible Preferred Stock would be convertible into the following numbers of shares of common stock at these trailing average prices if the 82.5 shares outstanding on March 13, 2001, are converted:


Average of         Conversion          Common Stock      Percentage of
Lowest               Price             Issuable on       Outstanding
Closing Bid                          Full Conversion     Common Stock
----------------   ----------        ---------------     --------------
$4.375 or more       $3.50               235,714            1.4%
$4.000               $3.20               257,813            1.6%
$3.000               $2.40               343,750            2.1%
$2.000               $1.60               515,625            3.1%
$1.000               $0.80             1,031,250            6.3%
$0.500               $0.40             2,062,500           12.6%

         For instance, if the lowest closing bid prices of the common stock, in the twenty-trading-day period ended on the day before conversion, were $1.8125, $1.9375, $2.2812, $2.5312, $2.5312, and $2.50, their average is $2.2656, which would result in a conversion price of $1.61.

         The conversion price is also subject to ordinary adjustments to prevent dilution. Cash is payable in lieu of issuing any fractional shares upon conversion.

         The Series J Convertible Preferred Stock will automatically convert into common stock on the third anniversary of the issuance of the Series J Convertible Preferred Stock (the third anniversaries fall between August 2002 and October 2002), with extensions in certain events until not more than two years later. The conversion price is the same as the normal conversion price that is applicable on the date conversion becomes mandatory.

         We have the right to redeem all or any of the outstanding Series J Convertible Preferred Stock for cash. The redemption price is $12,000 per share, plus cumulated dividends. The Company is required to give the holders 30 days' notice and to deposit the redemption price in escrow.

         In the event of a merger, acquisition, or sale of all of the Company's assets, we are required to redeem all of the outstanding Series J Convertible Preferred Stock. The redemption price in this event will be the greater of $12,500 per share or the value of the number of shares of common stock issuable upon conversion based on the closing bid price of the common stock, on the day preceding the consummation of the transaction. The redemption price in such event is payable at least $12,500 per share in cash and the balance, if any, in cash or our shares of common stock, at our election.

         Each holder of Series J Convertible Preferred Stock has a right to require us to redeem all or a portion of its Series J Convertible Preferred Stock for cash if we breach any agreement or representation made to the holders of Series J Convertible Preferred Stock in a material respect, or in the event the effectiveness of the registration statement that includes this prospectus lapses or trading is suspended for a period of five consecutive business days, or if we fail to perform our obligations to such holders concerning delivery of common stock upon conversion within ten business days. The redemption price in this event will be the greater of $12,500 per share or the value of the number of shares of common stock issuable upon conversion based on the closing bid price of the common stock, on the day preceding the triggering event.

SERIES K CONVERTIBLE PREFERRED STOCK

         The Series K Convertible Preferred Stock was issued for an original issue price of $10,000 per share.

         The holders of Series K Convertible Preferred Stock are entitled to dividends at the rate of 7% per year. The dividends are not required to be paid until conversion or redemption of the shares or an acquisition of the Company; however unpaid dividends will cumulate. We have the option of paying the dividends either in cash or in our common stock (in the latter case, based on the conversion price then in effect).

         The holders of Series K Convertible Preferred Stock are entitled to a preference in the event the Company is liquidated. That preference is $10,000 per share, plus cumulated and unpaid dividends. The Series J Convertible Preferred Stock, the Series K Convertible Preferred Stock and the Series M Convertible Preferred Stock are on a parity as to liquidation preferences but junior to the Secured Convertible Debentures. Any and all of the remaining assets could be distributed to holders of junior securities (e.g., other shares of preferred stock or common stock), in order of seniority.

         We must give holders of Series K Convertible Preferred Stock 45 days' notice prior to a merger or acquisition of the Company. Such a transaction can only be effected if the holders of the Series K Convertible Preferred Stock maintain their relative rights, preferences and privileges. A transaction that is inconsistent with this provision is prohibited.

         Holders of Series K Convertible Preferred Stock are not entitled to vote in the election of directors. The vote of holders of three-fourths of the Series K Convertible Preferred Stock outstanding is required, however, to reclassify any of our outstanding securities (e.g., a stock split), to make a distribution with respect to any stock that is junior to the Series K Convertible Preferred Stock (e.g., any dividend to holders of common stock), or to authorize any securities senior to the Series K Preferred.

         The Series K Convertible Preferred Stock became convertible into common stock on April 29, 2000. The terms of the Series K Convertible Preferred Stock will not permit the conversion of Series K Convertible Preferred Stock by a Selling Stockholder if it and its affiliates would thereby own more than 4.99% of the outstanding common stock.

         The Series K conversion price is initially equal to $3.50, subject to adjustment. The conversion price of Series K Convertible Preferred Stock was subject to a floor price of $3.50 until April 29, 2000. At the floor price, the number of shares of common stock issuable upon conversion of one share of Series K Convertible Preferred Stock would be equal to $10,000.00 plus accrued and unpaid dividends divided by $3.50.

         After April 29, 2000, the conversion price became the lower of $3.50 or 80% of the average of the six lowest closing bid prices in the twenty trading-day period ending on the day before conversion.

         For illustration, the shares of Series K Convertible Preferred Stock would be convertible into the following numbers of shares of common stock at these trailing average prices if the 51.5 shares outstanding on March 13, 2001 are converted:


Average of                             Common Stock      Percentage of
Lowest             Conversion          Issuable on       Outstanding
Closing Bid          Price           Full Conversion     Common Stock
----------------   ----------        ---------------     --------------
$4.375 or more       $3.50               147,143            0.9%
$4.000               $3.20               160,938            1.0%
$3.000               $2.40               214,583            1.3%
$2.000               $1.60               321,875            2.0%
$1.000               $0.80               643,750            3.9%
$0.500               $0.40             1,287,500            7.8

         For instance, if the lowest closing bid prices of the common stock in the twenty-trading-day period ended on the day before conversion date were $3.828, $4.313, $4.875, $5.188, $5.438, and $5.625, their average is $4.878, which would result in a conversion price of $3.50 because 80% of $4.878 is $3.90, which is not less than $3.50. See also the illustration above regarding Series J Convertible Preferred Stock, which applies here equally.

         The conversion price is also subject to ordinary adjustments to prevent dilution. Cash is payable in lieu of issuing any fractional shares upon conversion.

         The Series K Convertible Preferred Stock will be automatically converted into common stock on the third anniversary of the issuance of the Series K Convertible Preferred Stock (the third anniversaries fall between December 2002 and January 2003), with extensions in certain events until not more than two years later. The conversion price is the same as the normal conversion price that is applicable on the date conversion becomes mandatory.

         We have the right to redeem all or any of the outstanding Series K Convertible Preferred Stock for cash. The redemption price is $12,000 per share, plus cumulated dividends. The Company is required to give the holders 30 days' notice and to deposit the redemption price in escrow.

         In the event of a merger, acquisition, or sale of all of the Company's assets, we are required to redeem all of the outstanding Series K Convertible Preferred Stock. The redemption price in this event will be the greater of $12,500 per share or the value of the number of shares of common stock issuable upon conversion based on the closing bid price of the common stock, on the day preceding the consummation of the transaction. The redemption price in such event is payable at least $12,500 per share in cash and the balance, if any, in cash or our shares of common stock, at our election.

         Each holder of Series K Convertible Preferred Stock has a right to require us to redeem all or a portion of its Series K Convertible Preferred Stock for cash if we breach any agreement or representation made to the holders of Series K Convertible Preferred Stock in a material respect, or in the event the effectiveness of the registration statement lapses or trading is suspended for a period of five consecutive business days, or if we fail to perform our obligations to such holders concerning delivery of common stock upon conversion within ten business days. The redemption price in this event will be the greater of $12,500 per share or the value of the number of shares of common stock issuable upon conversion based on the closing bid price of the common stock, on the day preceding the triggering event.

SERIES M CONVERTIBLE PREFERRED STOCK

         The Series M Convertible Preferred Stock was issued for an original issue price of $10,000 per share on the following terms.

         The holders of Series M Convertible Preferred Stock are entitled to dividends at the rate of 8% per year. The dividends are not required to be paid until conversion or redemption of the shares or an acquisition of the Company; however unpaid dividends will cumulate. We have the option of paying the dividends either in cash or in our common stock (in the latter case, based on the conversion price then in effect).

         The holders of Series M Convertible Preferred Stock are entitled to a preference in the event the Company is liquidated. That preference is $10,000 per share, plus cumulated and unpaid dividends. The Series J Convertible Preferred Stock, the Series K Convertible Preferred Stock and the Series M Convertible Preferred Stock are on a parity as to liquidation preferences but junior to the Secured Convertible Debentures. Any and all of the remaining assets could be distributed to holders of junior securities (e.g., other shares of preferred stock or common stock), in order of seniority.

         A merger or acquisition of the Company can only be effected if the holders of the Series M Convertible Preferred Stock maintain their relative rights, preferences and privileges. A transaction that is inconsistent with this provision is prohibited.

         Holders of Series M Convertible Preferred Stock are not entitled to vote in the election of directors. The vote of holders of three-fourths of the Series M Convertible Preferred Stock outstanding is required, however, to reclassify any of our outstanding securities (e.g., a stock split), to make a distribution with respect to any stock that is junior to the Series M Convertible Preferred Stock (e.g., any dividend to holders of common stock), or to authorize any securities senior to the Series M Convertible Preferred.

         The Series M Convertible Preferred Stock became convertible into common stock on the date of issue. The terms of the Series M Convertible Preferred Stock will not permit, without prior shareholder approval, the conversion of Series M Convertible Preferred Stock by a Selling Stockholder if it and its affiliates would thereby own more than 19.99% of the outstanding common stock as of the date of original issue.

         The Series M Convertible Preferred Stock conversion price is the lower of $1.375 or 78% of the average of the three lowest closing bid prices in the twenty trading-day period ending on the day before conversion.

         For illustration, the shares of Series M Convertible Preferred Stock would be convertible into the following numbers of shares of common stock at these trailing average prices if the approximately 193 shares outstanding on March 13, 2001 are converted:


Average of                             Common Stock      Percentage of
Lowest             Conversion          Issuable on       Outstanding
Closing Bid          Price           Full Conversion     Common Stock
----------------   ----------        ---------------     --------------
$1.763 or more       $1.375             1,402,766            8.5%
$1.500               $1.170             1,648,718           10.0%
$1.250               $0.975             1,978,462           12.1%
$1.000               $0.780             2,473,077           15.1%
$0.750               $0.585             3,297,436           20.1%
$0.500               $0.390             4,946,154           30.1%

         For instance, if the three lowest closing bid prices of the common stock, in the twenty trading-day period ended on the day before conversion, were $1.625, $1.550 and $1.425, their average is $1.533, which would result in a conversion price of $1.196.

         The conversion price is also subject to ordinary adjustments to prevent dilution. Cash is payable in lieu of issuing any fractional shares upon conversion.

         The Series M Convertible Preferred Stock will be automatically converted into common stock on the third anniversary of the issuance of the Series M Convertible Preferred Stock (the third anniversary being January 2004). The conversion price is the same as the normal conversion price that is applicable on the date conversion becomes mandatory.

         We have the right to redeem all or any of the outstanding Series M Convertible Preferred Stock for cash. The redemption price shall be the outstanding principal amount multiplied by 120% plus cumulated dividends in each case. The Company is required to deposit the redemption amount in escrow upon notice to the holders. Upon receipt of the redemption notice, the holders of Series M Convertible Preferred may elect to convert up to fifty percent (50%) of the redemption amount so long as the Company receives such election with 24 hours of the holder receiving the redemption notice.

WARRANTS

         The Company has warrants outstanding, issued to the initial holders of Series J Convertible Preferred Stock, entitling them to purchase 112,500 shares at approximately $3.00 per share expiring on August 13, 2002, 75,000 shares at approximately $5.175 expiring September 30, 2002, and a warrant expiring October 29, 2002 to purchase 9,375 shares at a price of approximately $3.45 per share.

         The Company has warrants outstanding, issued to the initial holders of

Series K Convertible Preferred Stock, entitling them to purchase 150,000 shares of common stock. These include warrants expiring December 31, 2002 to purchase up to 112,500 shares at an initial price of $6.47 per share and warrants expiring January 31, 2003 to purchase up to 37,500 shares at $12.36 per share, initially.

         The Company has warrants outstanding, issued to the initial holders of Series M Convertible Preferred Stock, entitling them to purchase 1,125,000 shares of common stock expiring January 23, 2006, with an exercise price of $1.375.

         The Company has warrants outstanding held by the initial Buyers and placement agent associated with the Secured Convertible Debentures that entitle those holders to purchase shares of common stock. They include warrants expiring December 7, 2005 entitling them to purchase 312,500 shares at $1.375 per share.

         Also, there are warrants outstanding held by others to purchase approximately an additional 2,548,750 shares at various prices and expiring at various times. These warrants generally are at prices ranging from $0.50 to $2.50 and generally expire 5 years after issuance.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

         The Delaware General Corporation Law, certain terms of the Secured Convertible Debentures, Series J Convertible Preferred Stock, Series K Convertible Preferred Stock or Series M Convertible Preferred Stock, and our ability to issue the authorized and available shares of Preferred Stock and common stock may prevent or delay a takeover of our company. Thus the holders of common stock might not be able to realize a premium price for their shares.

REGISTRATION RIGHTS

         This offering is being registered with the SEC pursuant to a registration rights agreement with the holders of the Series J Convertible Preferred Stock and warrants and pursuant to piggyback registration rights agreements with eight holders of common stock. See "Plan of Distribution."

         In addition, we have granted registration rights to the holders of the Company's Series K Convertible Preferred Stock, the Series M Convertible Preferred Stock, and the Secured Convertible Debentures.

         We also have granted piggyback registration rights to holders of shares of common stock, warrants or options. In addition to the shares in this offering, those shares of common stock may become eligible for registration.

TRANSFER AGENT AND REGISTRAR

         The stock transfer agent and registrar for our common stock is Interwest Transfer Company, Inc., located at 1981 E. Murray Holladay Road, Salt Lake City, Utah 84117.

DIVIDEND POLICY

         Under applicable law, dividends cannot be paid until we have generated earnings. Also we are prohibited from paying cash dividends to the holders of common stock while any Secured Convertible Debentures, Series J Convertible Preferred Stock, Series K Convertible Preferred Stock or Series M Convertible

Preferred Stock are outstanding.

         However, it will be our policy to retain internally generated funds to support future expansion of our business. Accordingly, even if we do generate earnings, and even if we are not prohibited from paying dividends, we will not declare or pay cash dividends on our common stock, at least for the foreseeable future.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for the Company by Yocca Patch & Yocca, LLP, Irvine, California. Attorneys who are members of, employed by or of counsel with Yocca Patch & Yocca, participating in such matter on behalf of such firm beneficially owned as of March 13, 2001, 10,426 shares of common stock of the Company, options to purchase approximately 70,000 shares of common stock.

EXPERTS

         The consolidated financial statements of the Company and Subsidiaries as of December 31, 2000 and for each of the two years in the period ended December 31, 2000, the financial statements of SoftKat, Inc. as of December 31, 1998 and for each of the two years in the period ended December 31, 1998, and the financial statements of Kiss Software Corporation as of December 31, 1998, for the year ended December 31, 1998 and for the period from February 14, 1997 (date of inception) through December 31, 1997, each included in this Prospectus have been audited by Hansen, Barnett & Maxwell, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                     MATERIAL CHANGES AND SUBSEQUENT EVENTS

     On September 26, 2000, the Company issued 168 shares of Series L Convertible Preferred Stock and warrants to purchase 413,334 shares of common stock in exchange for $1,600,000 in cash, less offering costs of approximately $24,000. In December 2000, in conjunction with issuing the Secured Convertible Debentures and related warrants, the Company agreed to exchange its Series L Convertible Preferred Stock and the warrants issued therewith for a new series, the Series M Convertible Preferred Stock, and warrants so as to be consistent with the terms of the Secured Convertible Debentures and related warrants, including the applicable conversion price and exercise price, issued in connection with the Secured Convertible Debentures. The exchange of Series L Convertible Preferred Stock and warrants with Series M Convertible Preferred Stock and warrants was completed on January 23, 2001 resulting in the issuance of 196.9 shares of Series M Convertible Preferred Stock and warrants to purchase 1,125,000 shares of common stock in exchange for the then outstanding shares of Series L Convertible Preferred Stock and cash for a total consideration of $1,800,000, less offering costs of approximately $23,000. See "PREFERRED STOCK - Series M Convertible Preferred Stock".

     On November 3, 2000, at a meeting of the Company's Board of Directors, the Board authorized an amendment to the Company's Bylaws by replacing in full
Article II, Section 4, "Notification of Business To Be Transacted at Meeting," and Article III, Section 2, "Number and Election of Directors."

     On November 3, 2000, David P. Noyes, the Company's Chief Financial Officer, left the employment of the Company.

     On December 7, 2000, the Company issued one 8% Secured Convertible Debenture with a principal amount of $500,000 and Warrants to purchase 250,000 shares of common stock in exchange for $438,000, net of offering costs. Based upon the conversion provisions, the Secured Convertible Debenture is convertible into no fewer than 363,636 shares of common stock. See "DESCRIPTION OF SECURED CONVERTIBLE DEBENTURES".

     On December 11, 2000, in settlement of a lawsuit brought by Trautman Wasserman & Co., Inc. claiming breach of an investment banking agreement, the Company issued a warrant to purchase 150,000 shares of the Company's common stock.

     In December 2000, certain directors, officers and employees of the Company rescinded previously exercised stock options totaling 1,311,594 shares of common stock issued in year 2000.

     On January 24, 2001 the Company announced that it had entered into a letter of intent with Streamedia Communications, Inc. ("Streamedia"). According to the terms of the letter of intent, the Company will become a wholly-owned subsidiary of Streamedia. The merger is subject to certain conditions and there can be no assurance that it will be consummated.

     On January 31, 2001, Donald C. Watters' employment by the Company was terminated.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The documents listed below have been filed by the Company with the Commission under the Exchange Act and are incorporated herein by reference:

         a. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1999, filed March 24, 2000;

         b. The Company's Current Report on Form 8-K/A filed on August 13, 1999, reporting under Item 2 Acquisition of Kiss Software Corporation.

         c. Quarterly Report on Form 10-QSB for the period ended March 31, 2000, filed May 15, 2000;

         d. Quarterly Report on Form 10-QSB for the period ended June 30, 2000, filed August 14, 2000;

         e. Quarterly Report on Form 10-QSB for the period ended September 30, 2000, filed November 20, 2000;

         f. The Company's Current Report on Form 8-K filed on January 27, 2000 reporting under Item 2 the acquisition of SoftKat, Inc.;

         g. The Company's Current Report on Form 8-K filed on February 8, 2000 reporting under Item 2 the sale of SoftKat, Inc.;

         h. The Company's Current Report on Form 8-K filed on February 15, 2000 reporting under Item 5 the sale of Series K Convertible Preferred Stock and Warrants;

         i. The Company's Current Report on Form 8-K filed on July 26, 2000 reporting under Item 5 the adoption of amended and restated Bylaws of the Company;

         j. The Company's Current Report on Form 8-K filed on December 18, 2000 reporting under Item 5 the adoption of an amendment to the amended and restated Bylaws of the Company and the sale of Series L Convertible Preferred Stock and Warrants;

         k. The Company's Current Report on Form 8-K filed on January 26, 2001 reporting under Item 5 the announcement of the signing of a letter of intent related to a planned merger with Streamedia Communications Inc; and

         l. The Company's Current Report on Form 8-K filed on January 26, 2001 reporting under Item 5 the sale of Series M Convertible Preferred Stock and Warrants.

         m. The Company's Registration Statement on Form S-3 filed on December 15, 2000, as amended, related to the Secured Convertible Debentures.


         n. The Company's Current Report on Form 8-K filed on March 29, 2001 reporting under Item 5 its consolidated financial statements as of December 31, 2000 and 1999 and for the years then ended.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Report and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Report and to be a part thereof from the date of filing of such documents.

         Any Statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Report to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Report.

         The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. SEC maintains an Internet site that contains Report, proxy and information statements, and other information regarding issuers that file electronically with the SEC, the web address of which is http://www.sec.gov.

         The Company will provide without charge to each person (including any beneficial owner) to whom a copy of this Report is delivered, upon the written or oral request of any such person, a copy of any or all the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or telephone requests should be directed to: T. Richard Hutt, Secretary, eSynch Corporation, 15502 Mosher Avenue, Tustin, CA 92780, telephone: (714) 258-1900.

     DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITIES

         The Company's Restated Certificate of Incorporation requires the Company to indemnify any and all persons who may serve or who have served at any time as directors or officers, or who, at the request of the board of directors of the Company, may serve, or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock, or which it was or may be a creditor, and the respective heirs, administrators, successors, and assigns. Indemnification is required to the full extent permitted by the General Corporation Law of Delaware as it may from time to time be amended. Subject to that limitation, the Company is required to provide indemnification against any and all expenses, including amounts paid on judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such persons in connection with the defense or settlement or any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be assessed against them or any of them, by reason of being or having been directors or officers of the Company, or such other corporation.

         The Company's Restated Certificate of Incorporation provides that a director of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the General Corporation Law of Delaware as it may from time to time be amended or any successor provision thereto (which concerns unlawful payment of dividends or stock redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

         The Bylaws of the Company permit indemnification of persons who were directors, officers, employees or agents of the Company or of another enterprise if the person was serving at the request of the board of directors of the Company as a director, officer, employee or agent of that enterprise. The indemnification is permitted either (a) if the person is successful on the merits in defending the claim or (b) if indemnification is authorized in the specific instance by the Company. If claims are brought in the Company's name against the indemnified person, indemnification is permitted only if the person was acting in good faith and in a manner reasonably believed to be in the best interests of the Company. If the person is unsuccessful in defending a claim brought in the Company's name, indemnification is only permitted if the court acting in the matter specifically allows it. The Company is authorized to advance expenses to a person upon that person's agreement to repay the Company if ultimately such person is not entitled to indemnification.

         The Company has indemnification agreements with its directors and certain officers. These agreements require us to indemnify the parties to these agreements to the maximum extent permitted by applicable law and to advance expenses to such parties upon that such parties' agreement to repay the Company if ultimately such parties are not entitled to indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     PART II

                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         All of the following expenses will be paid by the Registrant


             SEC registration fees          $  4,925.00*
             Legal fees and expenses          37,500.00*
             Accounting fees and expenses     20,000.00*
             Blue sky filing fees
                 and printing                 10,000.00*
             Miscellaneous                     2,575.00*
                                             -----------
                               TOTAL        $ 72,000.00*
                                             ==========

    *  Estimated

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Company's Restated Certificate of Incorporation requires the Company to indemnify any and all persons who may serve or who have served at any time as directors or officers, or who, at the request of the board of directors of the Company, may serve, or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock, or which it was or may be a creditor, and the respective heirs, administrators, successors, and assigns. Indemnification is required to the full extent permitted by the General Corporation Law of Delaware as it may from time to time be amended. Subject to that limitation, the Company is required to provide indemnification against any and all expenses, including amounts paid on judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such persons in connection with the defense or settlement or any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be assessed against them or any of them, by reason of being or having been directors or officers of the Company, or such other corporation.

         The Company's Restated Certificate of Incorporation provides that a director of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the General Corporation Law of Delaware as it may from time to time be amended or any successor provision thereto (which concerns unlawful payment of dividends or stock redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

         The Bylaws of the Company permit indemnification of persons who were directors, officers, employees or agents of the Company or of another enterprise if the person was serving at the request of the board of directors of the Company as a director, officer, employee or agent of that enterprise. The indemnification is permitted either (a) if the person is successful on the merits in defending the claim or (b) if indemnification is authorized in the specific instance by the Company. If claims are brought in the Company's name against the indemnified person, indemnification is permitted only if the person was acting in good faith and in a manner reasonably believed to be in the best interests of the Company. If the person is unsuccessful in defending a claim brought in the Company's name, indemnification is only permitted if the court acting in the matter specifically allows it. The Company is authorized to advance expenses to a person upon that person's agreement to repay the Company if ultimately such person is not entitled to indemnification.

         The Company has indemnification agreements with its directors and certain officers. These agreements require us to indemnify the parties to these agreements to the maximum extent permitted by applicable law and to advance expenses to that such parties upon such parties' agreement to repay the Company if ultimately such parties are not entitled to indemnification.

                                    EXHIBITS

                               ESYNCH CORPORATION
                         FORM S-3 REGISTRATION STATEMENT
                                  EXHIBIT INDEX



Exhibit No.  Description
-----------  -----------

 5.1*        Opinion of Yocca Patch & Yocca, LLP.

23.1*        Consent of Yocca Patch & Yocca, LLP. (included in
             Exhibit 5.1).

23.2*       Consent of Hansen Barnett & Maxwell.

24.1(1)     Power of Attorney.


--------------
      *      Filed herewith.


      (1) Incorporated by reference to the like-numbered exhibit to the Company's Form S-3 filed March 20, 2001

                                  UNDERTAKINGS

         (a) The Company hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic Reports filed by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California.


Date:   March 29, 2001          ESYNCH CORPORATION


                                    /s/ Thomas Hemingway
                                By: -------------------------
                                    Thomas Hemingway
                                    Chief Executive Officer
                                      & Director

         In accordance with the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                                    /s/ Thomas Hemingway
Date:   March 29, 2001              ----------------------
                                    Thomas Hemingway
                                    Chief Executive Officer
                                      & Director

                                    /s/ David Lyons*
Date:   March 29, 2001              ----------------------
                                    David Lyons
                                    President & Director

                                    /s/ T. Richard Hutt*
Date:   March 29, 2001              ----------------------
                                    T. Richard Hutt
                                    Secretary, Vice President and
                                    Director

                                    /s/ James H. Budd*
Date:   March 29, 2001              ----------------------
                                    James H. Budd
                                    Vice President and Director

                                    /s/ Norton Garfinkle*
Date:   March 29, 2001              ----------------------
                                    Norton Garfinkle
                                    Director

                                    /s/ Robert Orbach*
Date:   March 29, 2001              ----------------------
                                    Robert Orbach
                                    Director

                                    /s/ Mark Utzinger*
Date:   March 29, 2001              ----------------------
                                    Mark Utzinger
                                    Chief Accounting Officer



* By: /s/ Thomas Hemingway
     -------------------------
      Attorney-in-Fact